Exhibit 99.1

Shareholder Advocates for Value Enhancement

June 6, 2012

Dear Fellow Shareholders:

SAVE’S NOMINEES ARE COMMITTED TO PURCHASING OVER $1,000,000 OF USAT STOCK IF ELECTED

SAVE OWNS APPROXIMATELY 9.8% OF USAT AND IS COMMITTED TO ACTING FOR ALL OWNERS

S.A.V.E. Partners IV, LLC, its nominees and certain other shareholders are members of a group (“SAVE”) that collectively owns 3,196,739 shares of common stock of USA Technologies, Inc. (“USAT” or the “Company”), representing approximately 9.8% of the Company’s outstanding shares.  As the largest shareholder of USAT, our interests are strongly aligned with yours and we are dedicated to implementing the changes that we believe are necessary to improve the Company’s performance.

PLEASE VOTE THE ENCLOSED GOLD PROXY CARD TO ELECT SAVE’S SEVEN NOMINEES

SAVE’s nominees, all of whom have been carefully selected based upon their specific capabilities and experience, are fully committed to making USAT an exceptional company.  These nominees bring seasoned leadership skills, industry expertise and deep functional knowledge in critical aspects of USAT’s business, including hardware, transaction processing, vending, finance and international sales.  If elected, our nominees will actively engage with management in a full-scale effort to lead a rapid transformation of the business with the goal of maximizing value for all shareholders.

“When I ran Hypercom, we launched a new credit card terminal every six months.  Our product introductions were designed to improve functionality, speed, ease of use and customer value. Without a healthy pipeline of new, lower cost hardware and higher functioning terminals, I firmly believe a company like USAT will not prosper.

I am not only committed to serving on the Board and helping USAT implement a profitable business plan, I am also prepared to purchase a substantial amount of stock.”

George Wallner, SAVE nominee, Founder and former CEO of Hypercom Corporation, which became one of the global leaders in credit card terminals and achieved over $250 million in revenues under his leadership.

IF ELECTED SAVE’S NOMINEES INTEND TO BE COMPENSATED ONLY IN STOCK OPTIONS AND TO PURCHASE MORE THAN $1,000,000 OF USAT STOCK

As the Company’s largest shareholder, SAVE has an enormous economic incentive to fix the Company and increase its market value.  To reinforce this objective, and to further align directors’ interests with all shareholders, SAVE’s nominees, if elected to the Board, intend to implement a policy that directors’ fees will be paid solely in stock options.  In addition, SAVE’s nominees are committed to buying at least $1,000,000 in stock if elected to the Board.

WE HAVE A BUSINESS PLAN TO ENHANCE VALUE AND INTEND TO ACT QUICKLY AND DECISIVELY

SAVE believes USAT has significant potential and we are passionate about improving the business model and creating a profitable business. However, in order to successfully achieve this goal, we believe USAT requires a new direction. We do not believe USAT’s current strategy is supported by a sound business plan or a Board of Directors capable of creating sustainable shareholder value.  Here are key goals of SAVE’s Business Improvement Plan:

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Establish a Highly-qualified Board.  SAVE’s nominees have held significant operating, management and finance positions at companies such as Hypercom, Citigroup, IBM, Next Generation Vending, PepsiCo, Frito-Lay, Credit Suisse and Boston Consulting Group.  Our nominees are committed to acting with a sense of urgency to make what we believe are vital strategic, operational, organizational and cultural changes.

•
Develop Low-cost Hardware. Our goal is to lower the cost of USAT’s hardware by up to 50% to accelerate the return on investment on the JumpStart program.  We strongly believe lower cost hardware is the key to improving the economics of the JumpStart program and generating sustainable profits.  On the other hand, when asked about the Company’s manufacturing costs on its February 8, 2012 earnings call, Stephen Herbert, USAT’s CEO, indicated that he did not think these costs would see a significant decline.  We believe this statement underscores a key difference — current leadership’s apparent acceptance of the status quo vs. our commitment to change it.

•
Develop Higher Functioning Terminals to enable the Company’s customers to benefit from the rapidly changing mobile payments market.  Our business plan calls for the development of new devices that would include color touch screens with the ability to accept pinned debit, communicate offers, process coupons and advertise merchandise and nutritional information.

•
Increase Processing Profits by reducing costs in the transaction processing segment.  SAVE’s business plan seeks to drive consistent profitability by providing the necessary resources to implement least-cost-routing of debit transactions, accept new lower cost payment types, and increase troubleshooting capabilities.

•
Launch Vending Route Management and Other Value-Added Services.  SAVE’s business plan includes cost-effectively upgrading the Company’s service offering or developing a strategic partnership with a software provider in order to provide customers with the benefits of enhanced vending route management.  We believe that cashless terminals will rapidly become a commodity technology and that new value-added services will drive incremental profit through loyal customer relationships.

•
Selectively Expand Internationally and distribute the Company’s products on a global scale. According to a report by Global Industry Analysts, Inc., the worldwide installed base of vending machines is expected to reach 35 million units by 2015.  SAVE’s business plan includes forging strategic alliances with distributors for USAT devices and service offerings globally.

•	Boost Customer Confidence with a clear technology roadmap that reassures customers of USAT’s ability to enable them to consistently implement state-of-the-art technology.

•
Reduce Operating Costs and reinvest savings to pursue profitable initiatives.  SAVE has identified what it believes to be significant potential cost savings, including reducing legal fees, consolidating office space and eliminating senior executive perks, such as the corporate auto allowance.

PLEASE VOTE THE ENCLOSED GOLD PROXY CARD TO SUPPORT SAVE’S BUSINESS PLAN FOR CHANGE

FROM MAY 31, 2011 TO MARCH 9, 2012
USAT’S MARKET VALUE DECLINED OVER 57%

USAT’s stock closed at $2.30 on May 31, 2011 and $0.97 on March 9, 2012, the last trading day before S.A.V.E. Partners IV, LLC commenced its recent purchases of USAT shares.  We believe the recent increase in USAT’s stock price is likely attributable to SAVE’s purchasing activity and our nomination of seven highly-qualified director candidates on April 13, 2012.  However, we are extremely concerned that the stock price will deteriorate significantly as USAT continues to burn through substantial amounts of cash.  In the first nine months of fiscal 2012, USAT has depleted the cash on its balance sheet by more than 50%, from approximately $13.0 million of cash and cash equivalents as of June 30, 2011 to approximately $6.2 million of cash and cash equivalents as of March 31, 2012.

WE BELIEVE THE CURRENT USAT BOARD IS MORE COMMITTED TO SERVING THEIR OWN SELF-INTERESTS THAN THE BEST INTERESTS OF SHAREHOLDERS

USAT’s Board voted themselves a 35% pay raise in June 2011 by granting themselves an award of 10,000 shares each, and then oversaw the dramatic decline in market value shown above.  SAVE nominee, Bradley Tirpak, was the only director who later waived this award because of the decline in the stock price, which we believe is overwhelming evidence of his alignment with shareholders.

USAT’s Board paid over $500,000 in severance to its former Chairman and CEO after he resigned in October 2011 for posting over 450 inappropriate comments about USAT on a Yahoo! message board.

In stark contrast, SAVE has nominated seven highly-qualified individuals to the Board who are committed to purchasing over $1,000,000 of stock if elected.  Our nominees are committed to rapidly implementing a new business plan and making USAT a success.  Not only do we believe the USAT Board does not have a sound business plan, in our view it doesn’t even have a coherent plan regarding its own recruitment and retention.  The USAT Board recently nominated two new individuals who own a grand total of 200 shares.  We seriously question the ability of USAT’s nominees to represent shareholders’ best interests.

PLEASE VOTE THE GOLD PROXY CARD TO HELP SAVE IMPROVE YOUR COMPANY

SAVE HAS A BUSINESS PLAN TO FIX THE COMPANY
DON’T BE MISLED BY THE BOARD’S NEGATIVE CAMPAIGN

After SAVE published details of its business improvement plan, the Company responded with personal attacks that, in our view, are aimed to divert your attention away from what really matters.  We believe the Board has resorted to negative campaigning because it does not have a sound business plan and has little that is positive to say about the Company’s performance.  We believe savvy shareholders see right through these tactics and would rather hear about a Board that is committed to maximizing the value of their investment with a business plan that is intended to accomplish this goal.

Since we strive to be honest and transparent with USAT shareholders, we believe it’s important to set the record straight with regard to some of the USAT Board’s more egregious accusations.  We encourage all shareholders to visit www.SAVEUSAT.com to learn more about SAVE.

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SAVE is committed to enhancing long-term value for shareholders by advocating for improved corporate governance, efficient operations and aligning executive compensation with shareholder returns.  Bradley Tirpak, a SAVE co-founder and director nominee, served on the USAT Board as SAVE’s sole representative from June 2011 to March 2012.  During this time, Mr. Tirpak, a significant shareholder himself, demanded accountability and challenged the status quo by asking tough questions of the Board, as the fiduciaries of your investment.

•
The Company implies we were hiding our proposed agreement with George Wallner.  Mr. Wallner’s proposed consulting agreement was fully disclosed in SAVE’s nomination letter as well as our proxy statement mailed to all USAT shareholders.  SAVE is thrilled that Mr. Wallner is ready, willing and able to offer his 35 years of industry experience to help USAT lower the cost of its hardware and improve profitability.  We believe shareholders will benefit tremendously from his services.

•
In October 2011, George Jensen resigned as CEO after posting over 450 inappropriate comments on a Yahoo! message board.  Contrary to what USAT now claims, SAVE welcomed the Audit Committee’s investigation of this matter, which escalated into an SEC investigation.  During the course of this inquiry, Mr. Tirpak offered to make available all relevant documents and data on his computers and devices, but simply declined to allow USAT’s private investigator to make and retain copies of his hard drives containing sensitive and unrelated personal, financial and business information.

SAVE believes the only way to effect meaningful change at the Company, and to promote accountability and transparency to all shareholders, is to effect majority change on the Board.  WE URGE YOU TO VOTE THE GOLD PROXY CARD TODAY.

We appreciate your support.  SAVE urges shareholders NOT to respond to any solicitation made by USAT’s Board of Directors and NOT to return USAT’s white proxy card. If you have voted a white proxy card, you can change your vote by voting the enclosed GOLD proxy card today.  Please vote each and every GOLD proxy card you receive.   You can learn more about SAVE and our highly-qualified Board candidates at www.SAVEUSAT.com.

Sincerely,

/s/ Bradley M. Tirpak	/s/ Craig W. Thomas

Bradley M. Tirpak	Craig W. Thomas

If you have any questions, please call Morrow & Co., LLC at (203) 658-9400 or toll-free at (800) 662-5200 or e-mail info@saveusat.com.

PLEASE VOTE THE GOLD PROXY CARD TODAY